SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502
DIRECT DIAL NUMBER +1 (212) 455-2295		E-MAIL ADDRESS gcalheiros@stblaw.com

February 7, 2017

VIA EDGAR & FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director Ms. Katherine Bagley, Staff Attorney Mr. Adam Phippen, Staff Accountant Mr. Robyn Manuel, Staff Accountant

Confidential Submission Pursuant to Section 106(a) of the Jumpstart Our Business Startups Act/Section 6(e) of the Securities Act of 1933, as amended

Re:	Netshoes (Cayman) Limited Confidential Draft Registration Statement on Form F-1 Submitted December 15, 2016 CIK No. 0001562767

Ladies and Gentlemen:

By letter dated January 13, 2017 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the draft Registration Statement on Form F-1 (the “Registration Statement”) of Netshoes (Cayman) Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, relating to the proposed offering in the United States of the Company’s common shares (the “Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

On behalf of the Company, we enclose herewith the Company’s responses to your comments on Amendment No. 1 (“Amendment No. 1”) to the Registration Statement for confidential review by the Staff pursuant to the Jumpstart Our Business Startups Act and Section 6(e) of the Securities Act. Concurrently with the submission of this letter, the Company is confidentially submitting the Amendment No. 1. via EDGAR.

To facilitate your review, we enclose herewith four courtesy copies of Amendment No. 1, which have been marked to show changes to the Company’s Registration Statement initially submitted to the Commission on December 15, 2016 (the “December 15 Submission”).

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the December 15 Submission.

In addition to the amendments made in response to the Staff’s comments, the Company has also revised the December 15 Submission to include other information and data to reflect new developments since the December 15 Submission as well as generally to update the Registration Statement. The Company advises the Staff that, as soon as it becomes available, and prior to commencing its road show activities, the Company will file with the Commission a revised Registration Statement to include its audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 (the “2016 Financial Statements”) and related disclosure.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s responses. We have included page numbers to refer to the location in Amendment No. 1 where the disclosure addressing a particular comment appears.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

*****

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retain copies of the communications.

The Company advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will supplementally provide copies of such materials to the Staff.

Summary

Overview, page 1

2.	Please provide support for your statements that your recently launched site, Zattini, “is quickly becoming a leading online store for these verticals in Brazil” and that “Netshoes has become the most recognized brand in the region in retail sports” and clarify by what measure you are making such statements.

The Company respectfully acknowledges the Staff’s comment. In determining that “Zattini is quickly becoming a leading online store for those verticals in Brazil” and that “Netshoes has become the most recognized brand in the region in retail sports,” the Company considered management’s belief based on their experience in, and knowledge of, the eCommerce industry, as well as reports and articles available to the Company.

In addition to Company management’s 15 years of experience in the retail and eCommerce industry, to support the Company’s statement that Netshoes “has become the most recognized brand in the region in retail sports,” the Company has considered a report issued by the Instituto Brasileiro de Opinião Pública e Estatística DTM (“IBOPE DTM”), a well-known marketing research company in Brazil, which concludes that the Company is a “trend setter” brand in Brazil compared to other e-commerce brands. Furthermore, the Company has been awarded the best company in sporting goods for consumers three years in a row (2013, 2014 and 2015) by Época/ReclameAqui (a joint award given by Época, a well-known weekly magazine, and ReclameAqui, a major Brazilian consumer complaint website). Furthermore, the Company has considered an article published by “Revista Mercado,” a well-known e-commerce specialized magazine from Argentina ranking the Company as one of the most recognized sports brands in the country. As a result, the Company’s management believes that Netshoes has become one of the most recognized brands by consumers, in Brazil and Argentina, among both online and offline sports retailers and is accordingly adjusting relevant disclosures on pages 1, 54 and 77 of Amendment No. 1 to (1) clarify the measures adopted by the Company to make such statement and (2) include a belief qualification.

In determining that “Zattini is quickly becoming a leading online store for those verticals in Brazil,” in addition to Company management’s 15 years of experience in the retail and eCommerce industries, the Company has also considered the report issued by IBOPE DTM, which describes how Zattini as a brand is moving from a “trend seeker” to “trend setter” compared to other e-commerce brands. Out of all e-commerce brands analyzed under IBOPE DTM’s report, only Dafiti is ranked higher in terms of brand positioning among those selling fashion and beauty products in Brazil. Also, Zattini received an award in 2016 from Época/ReclameAqui recognizing it as the best company for the consumer in fashion eCommerce. As a result of the above, the Company believes that Zattini is quickly becoming a leading online brand for fashion and beauty in Brazil in terms of consumer recognition, and is accordingly adjusting relevant disclosures on pages 1, 54 and 77 of Amendment No. 1 to (1) clarify the measures adopted by the Company to make such statement and (2) include a belief qualification.

The Company supplementary provides, as Annex A to this letter, relevant portions of the above-referenced support materials marked to highlight the applicable portions or sections thereof supporting the statements above. Since some of the support materials are not in English, the Company has prepared English translations of the applicable portions of the materials to facilitate the Staff’s review.

The Company further advises the Staff that, with respect to the report issued by IBOPE DTM referenced above, IBOPE DTM independently undertook an industry study of eCommerce brands in Brazil. The Company advises the Staff that IBOPE DTM has made the report available to the public upon payment of a subscription fee.

Summary Consolidated Financial Data and Operating Data, page 8

3.	Please disclose a reconciliation of GMV to net sales for each period presented and also provide the other disclosures required by Item 10(e) of Regulation S-K. In the reconciliation, please be sure to separately identify GMV associated with sales effected through your marketplace and sales effected through third-party sites that you manage, as applicable. Your disclosures should clearly indicate that sales effected through your marketplace are recorded on a net or commission basis under IFRS. If sales effected through third-party sites that you manage are likewise recorded on a net or commission basis under IFRS, disclosure to this effect should also be provided.

In response to the Staff’s comment, the Company has amended the disclosure on page 53 of Amendment No. 1 to reconcile GMV to net sales. The Company respectfully advises the Staff that the Company accounts for the product sales effected on the Company’s online marketplace on a commission fee basis. Please refer to the Company’s response to the Staff’s Comment No. 21 and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of our Results of Operations” section of the Registration Statement for further information regarding the Company’s revenue recognition policy for its marketplace initiative. As the gross merchandising value of product sales effected through the Company’s online marketplace is included in GMV but not included in the Company’s net sales, the difference between the Company’s net sales and GMV figures is expected to grow as the Company’s marketplace initiative launched in February 2016 continues to expand.

Furthermore, as further described in the Company’s response to the Staff’s comment No. 16, the Company records its revenues from product sales effected through third-party sites it manages on a gross basis. This is primarily because the Company has responsibility for fulfilling the orders received through the relevant third-party sites it manages, bears all inventory risk related to sales effected through these websites, has full discretion in establishing prices to final consumers and bears the final customer’s credit risk. As a result, product sales effected through the Company’s sites (namely Netshoes and Zattini) and through the third-party sites it manages follow the same revenue recognition policy.

The Company respectfully advises the Staff that, as presented by the Company, GMV is a useful metric to investors because it gives them a clear indication of the volume of product sales that the Company is transacting by counting the gross merchandise value of all the goods sold by the Company in online and offline transactions, including the Company’s online marketplace and provides them with a meaningful tool to evaluate the growth trend of its marketplace initiative over the course of time. In addition, other e-commerce companies similarly disclose GMV, and this disclosure allows investors to compare the Company to other eCommerce companies on a consistent basis.

Based on the foregoing, the Company believes that separately identifying GMV associated with sales effected through third-party sites that it manages would be confusing and would not be meaningful to investors. As such, the Company respectfully declines to make such segregation under the reconciliation of GMV to net sales table added into the Amendment No. 1.

Use of Proceeds, page 43

4.	We note that you intend to use the net proceeds from this offering for “general corporate purposes focused on expanding the scale of [y]our business.” To the extent known, please provide more detail regarding the amounts that you will use to expand your business and the general corporate purposes for which the remainder of the net proceeds in this offering will be used. Refer to Item 3.C.1. of Form 20-F.

In response to the Staff’s comment, the Company has amended the relevant disclosure on pages 7 and 44 of Amendment No. 1 to provide more detail with respect to the intended use of proceeds and more meaningful disclosure about the principal reasons for the offering of the Shares. The Company respectfully advises the Staff that it has not yet determined the approximate amounts of the net proceeds from the offering that are intended to be used for each purpose. If prior to the effective date of the Registration Statement the Company knows the approximate amounts of proceeds to be used for a particular purpose, it will revise the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

5.	Please tell us your consideration of providing the disclosures required by Item 5.C of Form 20-F.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has amended the disclosure on page 71 of Amendment No. 1 to provide the disclosures required by Item 5.C of the Form 20-F to the extent applicable to the Company.

Key Trends and Factors Affecting our Business, page 53

6.	In your disclosure regarding the launch of new products and services, specifically your Zattini web-site and your private label products, you mention that the sale of your private label products accounted for 8.1% of the net sales of your Brazil operations. Please revise to disclose the percentage of net sales your Zattini web-site constitutes.

In response to the Staff’s comment, the Company has amended the disclosure on pages 3, 56 and 79 of Amendment No. 1.

Components of our Results of Operations, page 56

7.	With a view to understanding what drives your Net Sales results, please revise to quantify to what extent your revenues are derived from on-line vs. off-line sales of products and the “other revenue” sources you describe here and in greater detail on page 86.

In response to the Staff’s comment, the Company has amended the disclosure on page 58 of Amendment No. 1.

Liquidity and Capital Resources, page 64

8.	In light of your disclosures in note 18(c)iii regarding available liquidity as of June 30, 2016 relative to contractual maturities of financial liabilities due within one year, please tell us your consideration of providing summary disclosure regarding the amount of liquidity currently available, including cash and cash equivalents and amounts available under working capital facilities, and expected sources of additional liquidity, relative to amounts owed within the next twelve months. Refer to Item 4.a. of Form F-1 and Item 5 of Form 20-F.

The Company respectfully advises the Staff that it evaluates its liquidity and cash flow requirements on a regular basis. The Company considers that (1) existing cash and cash equivalents on hand (which amounted to R$61.6 million and R$111.3 million as of June 30, 2016 and December 31, 2016, respectively), (2) cash generated from its operations (including from the increase in volume of sales experienced during the Black November period and holiday season in 2016 compared to the first quarter of 2016), (3) monetization of assets through the factoring of trade account receivables (as of June 30, 2016 and as of December 31, 2016 the Company had R$37.7 million and R$97.9 million, respectively, of unrestricted trade accounts receivable available for transfer to financial institutions), along with other initiatives taken by the Company designed to improve liquidity and manage net working capital requirements disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Net Working Capital” section of the Registration Statement, (4) aggregate drawdowns of R$126.7 million from working capital facility agreements executed in the second semester of 2016 with Banco do Brasil S.A. and Banco Bradesco S.A, (5) the extension in the second semester of 2016 of the maturity of the Company’s working capital agreement with Banco do Brasil S.A. to August 2020 and (6) any future debt incurrences, together with other sources of financing will be sufficient to meet the Company’s anticipated cash needs for short-term financial liabilities as well as working capital, capital expenditures, and business expansion through at least the next twelve months. Other than for the figures related to the year ended December 31, 2016 above mentioned, which will be added in the Registration Statement whenever the Company submits the 2016 Financial Statements to the Commission, the Company believes that these considerations are properly reflected in the Registration Statement.

9.	We note your disclosures on pages 73 and F-46 regarding foreign exchange risk. Please tell us your consideration of discussing foreign exchange risk in the context of your other liquidity disclosures, including: (a) the nature of any currency exchange controls in Argentina; (b) net monetary assets and liabilities by currency and (c) information regarding the potential impact of a change in exchange rates.

The Company acknowledges the Staff’s comment. The Company’s receivables, on a consolidated basis, are not subject to foreign currency exchange risk and most of its purchases of goods for resale in foreign currencies are generally hedged by foreign currency forward exchange contracts. As a result, the management of the Company believes its operations, on a consolidated basis, are not significantly exposed to foreign exchange risks, and it does not believe foreign exchange volatility has had or may have any significant impact on its liquidity in the near future.

As disclosed on page 75 of the Registration Statement, the Company’s subsidiary in Argentina, from time to time, when importing goods for resale, does not enter into foreign currency forward exchange contracts. At this point, the Company does not consider as significant the foreign exchange risk presented by such non-hedged transactions in Argentina.

Also, given the relatively early stages of the operation of the Company’s subsidiary in Argentina, the Company has no immediate plans to receive dividends from it, and therefore the Company does not believe that currency exchange controls in Argentina present a substantive risk to the Company at this stage. Nevertheless, the Company respectfully advises the Staff that it has disclosed under the risk factor titled “Risks Related to Doing Business in Brazil and the rest of Latin America—We plan to continue expanding our international operations abroad. Inherent risks or developments in the international markets where we operate expose us to a number of risks, including risks beyond our control, and they could have an adverse effect on our financial condition and results of operations” disclosed on page 30 of Amendment No. 1, relevant foreign exchange related risks related to its operations in Argentina.

After further consideration of the Staff’s comment, the Company has amended the disclosure on page 75 of Amendment No. 1 and added cross-references under the heading “Foreign Currency Exchange Risk” to among others, (1) risk factors discussing the risks related to doing business in Brazil and the rest of Latin American (which involves foreign exchange risks) as well as (2) the relevant note to the Company’s unaudited condensed consolidated financial statements as of June 30, 2016 and for the six-months ended June 30, 2015 and 2016 as it also presents a sensitivity analysis of the impact in the Company’s income or (loss) before tax of a hypothetical 10% appreciation or depreciation of foreign exchange rates to which the Company has exposure at the reporting date.

Below the Company provides the Staff with its net monetary assets and liabilities by foreign currency (i.e., other than in Reais, its reporting currency), as of June 30, 2016. The Company believes that the exposure of its net monetary assets and liabilities in foreign currencies to changes in foreign exchange rates is not significant.

		As of June 30, 2016
(in thousands)		MXN		ARS		US$
Net monetary assets (liabilities)		(72,831)		(77,395)		251
Net monetary assets (liabilities) (convenience translation to reporting currency)(1)	R$	(12,636)	R$	(16,624)	R$	805

(1)	Using the offer exchange rates published by the Brazilian Central Bank at June 30, 2016 for conversion of reais into these currencies.

10.	Considering recent inflation in Argentina, please tell us your consideration of: (a) quantifying the amount of monetary and nonmonetary assets in Argentina by significant asset grouping; (b) clarifying how the economic situation in Argentina impacts your liquidity, including the extent of intercompany receivables due from your Argentine subsidiaries, to the extent material; and (c) quantifying the amount of foreign currency translation losses attributed to your Argentine operations that are included in other comprehensive income as of the latest balance sheet date.

The Company acknowledges the Staff’s comment. The Company believes that its monetary and nonmonetary assets in Argentina are not significant. The monetary and nonmonetary assets of the Company’s operations in Argentina represented 5.6% and 5.8% of the Company’s consolidated monetary and nonmonetary assets, respectively, as of June 30, 2016.

The Company also advises the Staff that the economic environment in Argentina has not had any significant impact on the Company’s liquidity to date. All the sales effected by the Company’s subsidiary in Argentina to customers are denominated in ARS, and most of its products bought from vendors for resale are also denominated in ARS, and it generally passes on to customers existing inflation pressures in Argentina. The Company further evaluated if intercompany loans executed with its subsidiary in Argentina could somehow impact the Company’s liquidity, and determined that they were immaterial. As of June 30, 2016, amounts owed by the Company’s subsidiary in Argentina under intercompany loans amounted to ARS43,581 thousand (R$9,862 thousand). The Company does not plan to settle intercompany loans in ARS in the short-term and it instead has the intention of capitalizing such intercompany loans in the future. Additionally, the Company has no immediate plans to receive dividends from its subsidiary in Argentina.

The Company further advises the Staff that management considers the foreign currency translation losses attributed to the Company’s Argentine subsidiary for the six months ended June 30, 2016 to be immaterial (R$7,001 thousand (US$2,181 thousand) was recorded in other comprehensive income). Nevertheless, the Company respectfully advises the Staff that it evaluates its assets and the effects of the economic environment in Argentina on those assets and its results of operations on a regular basis and will adjust its liquidity disclosure as necessary to the extent its operations in Argentina become more significant or if the economic environment in Argentina otherwise has a material effect on its results of operations.

Contractual Obligations, page 69

11.	Please disclose how you determined estimated interest payment obligations in light of the fact that substantially all of your interest payments are based on floating rates. Please provide similar disclosure as it relates to the tables provided on pages F-45 and F-78 of the footnotes to the financial statements.

In response to the Staff’s comment, the Company has amended the disclosure on page 71 of Amendment No. 1, and it will accordingly revise language of note 17 in the 2016 Financial Statements which the Company will submit to the Commission, along with a revised Registration Statement, as soon as it becomes available, and prior to commencing its road show activities.

Quantitative and Qualitative Disclosures About Market Risk, page 72

12.	Please provide a discussion and analysis so as to enable investors to assess the sources and effects of material information that would be provided under Item 11 of Form 20-F from the end of the preceding fiscal year to the date of the most recent interim balance sheet. Refer to Item 11(c) of Form 20-F.

The Company agrees that this disclosure is necessary. The Company respectfully advises the Staff, however, that as soon as it becomes available and prior to commencing its road show activities, the Company will submit to the Commission a revised Registration Statement to include its 2016 Financial Statements and related disclosure that will supersede the Company’s unaudited consolidated interim financial statements as of June 30, 2016 and for the six months ended June 30, 2015 and 2016. As a result, the Company respectfully declines to make the proposed changes at this point as the requirements under Item 11(c) of Form 20-F will not be applicable in the subsequent submissions of the Registration Statement with the Commission.

Our Competition, page 83

13.	Please disclose the basis for you statement regarding your competitive position. Specifically, please discuss the basis for your statements that “existing brick and mortar retail players in Latin America have limited eCommerce presence”; “the nature of the eCommerce platforms developed by brick-and mortar stores is more of a complementary service rather than a priority for their business”; and “pure-play sports eCommerce players are highly fragmented within the region with no company having achieved scale other than [you].” Refer to Item 4.B.7. of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure on page 85 of Amendment No. 1 to disclose the basis of the Company’s statements regarding its competitive position.

The Company respectfully advises the Staff that the statements set forth in the Registration Statement regarding the Company’s competitive position, including those highlighted by the Staff, are generally based upon management’s beliefs based on their experience in, and knowledge of, the retail and eCommerce industries, which is supported by competitive analysis made by the Company’s staff in the ordinary course of business. Specifically, in determining the Company’s overall competitive position (and those of its competitors), the management of the Company considered the scope of the business of several online and offline retailer companies operating in the Latin American region and whether or not they are focused on verticals in which the Company operates. The Company reviewed information publicly made available by such companies, such as the product categories their respective businesses are particularly focused on, sales channels most commonly used (online vs. offline,) and their size in terms of revenues and sales.

Taking all of these factors into consideration, based on management’s experience in, and knowledge of, the Company’s industry, the Company believes that “most existing brick and mortar retail players in Latin America have limited eCommerce presence,” the nature of the eCommerce platforms developed by most brick-and mortar stores is more of a complementary service rather than a priority for their business”; and “pure-play sports eCommerce players are fragmented within the region with no company having achieved scale other than [the Company].”

Sales and Marketing, page 88

14.	You state here that one-third of your registered users have not made purchases yet, however, elsewhere you state that you have 16.5 million registered members of which 5 million are active customers. Please revise your disclosure for consistency.

The Company has amended the disclosure on page 90 of Amendment No. 1 in response to the Staff’s comment. As disclosed in Amendment No. 1, the Company respectfully advises the Staff that the Company divides its customer member base based on their activity status, as follows: (i) prospects (registered users who have not made purchases yet), (ii) new purchasers (customers whose first online purchases with the Company were in the preceding month prior to the relevant dates), (iii) active (customers who made purchases online with the Company during the preceding twelve months prior to the relevant dates), (iv) inactive (customers who made purchases online with the Company between thirteen and twenty four months prior to the relevant dates) and (v) churn (customers who made purchases online with the Company more than twenty four months prior to the relevant dates). As of June 30, 2016, the Company had 16.5 million registered members, of which 5.0 million were Prospects (i.e., approximately one-third of its registered members). Please note that throughout the Registration Statement more emphasis has been placed on active customers (which also were 5.0 million as June 30, 2016) as they are generally more likely to engage in repeat purchasing behavior, and the Company believes this is a key metric material to investors consistent with industry practice.

Shares Eligible for Future Sale, page 129

15.	Please tell us whether any affiliates have indicated that they will purchase shares in this offering. If so, please tell us if they have indicated an interest in purchasing a specific amount of shares. Refer to Item 9.B.2 of Form 20-F.

The Company advises the Staff that, to date, its affiliates have not provided any indication that they will purchase common shares in connection with the offering of the Shares. The Company will revise the disclosure of the Registration Statement if it receives any such indication from its affiliates or the underwriters assisting the Company in this offering.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2.7 Revenue Recognition, page F-13

16.	Reference is made to page 87 and your discussion of “Partner-Branded Stores.” Please tell us your consideration of disclosing your revenue recognition policies for sales effected through these third-party sites that you manage, including whether you present these sales on a gross or net basis and the basis in IFRS for your presentation. Please also tell us the amount of sales from these stores for the periods presented.

The Company advises the Staff that by “Partner-Branded Stores” the Company makes reference to online sites owned by certain manufacturers of sports goods and general sporting brands for which a license to operate and manage has been granted to the Company on an exclusive basis. As it does with its own sites (Netshoes and Zattini), through “Partner-Branded Stores” the Company offers and sells merchandise to customers seeking those specific brands directly from the partner-branded store sites as well.

Under this business model, the Company executes an online shop license agreement with each relevant “Partner-Branded Store,” which in exchange for a percentage of the Company’s sales derived from the online sale of partner-branded products by the Company from its site, grants to the Company the rights to host, operate and manage, on an exclusive basis, its relevant online sites as well as to use its brands in such context. Under this business model, the Company acts as principal and as such, has primary responsibility for fulfilling the order received through the relevant partner-branded online store, bears inventory risk, has full discretion in establishing prices to consumers and bears the final customer’s credit risk. As a result, in accordance with IAS18, the Company recognizes revenue from product sales effected through these partner-branded stores sites on a gross basis.

As disclosed in the Registration Statement, as of June 30, 2016 the Company had the right to manage and operate 20 partner-branded stores, including the online Ultimate Fighting Championship, or UFC, store for Brazil and the sub-home of the National Basketball Association, or NBA, within its site in Brazil; the Brazilian online stores of multiple global and local brands including Puma and Chivas, and the online stores of major Brazilian soccer clubs including Corinthians, São Paulo, Palmeiras, Santos, Internacional, Vasco da Gama, Cruzeiro and Sport.

In terms of net sales derived from the operations of “Partner-Branded Stores,” for the years ended December 31, 2014 and 2015, the Company reported R$25.4 million and R$40.3 million (US$12.6 million), respectively, and for the six months ended June 30, 2015 and 2016, it reported R$16.9 million and R$17.5 million (US$5.5 million), respectively.

The Company is providing below its amended revenue recognition policy for product sales with detailed disclosure to clarify that its revenue recognition policy for product sales is also applicable for product sales effected through its partner-branded stores. This disclosure will be included in the 2016 Financial Statements which the Company will submit to the Commission, along with a revised Registration Statement, as soon as it becomes available, and prior to commencing its road show activities.

“Revenue Recognition

Net sales primarily consists of revenue from product sales and other revenues.

Revenue from Product Sales

Revenue from product sales arises from (i) online purchases on the Company’s sites (i.e. Netshoes and Zattini) and third-party sites that the Company manages and (ii) offline purchases with the Company. Revenue from product sales is recognized when persuasive evidence exists that the significant risks and rewards of product ownership have been transferred to the customer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

Revenue from product sales is measured at fair value of the consideration received or receivable, net of promotional discounts, returns and value added tax and sales taxes. The Company recognizes revenue from product sales on a gross basis since the Company acts as principal, and as such, it has primary responsibility for fulfilling orders, it bears inventory risk, and it has discretion in establishing prices and bears the customer’s credit risk. (…)”

2.10 Financial Income and Expenses, F-14

17.	Please disclose how you determine the rate used to compute imputed interest income on installment sales and imputed interest expense on credit purchases.

The Company advises the Staff that it determines the rate to compute imputed interest income on installment sales and imputed interest expense on credit purchases on a monthly basis as follows:

•	Rate used to determine imputed interest income on installment sales: 100% of the Brazilian Interbank Deposit Rate (Certificado de Depósito Interbancário, or CDI), plus a percentage that represents the credit risk of the Company’s counterparties.

•	Rate used to determine imputed interest expense on credit purchase: 100% of the CDI, plus a percentage that represents the Company’s credit risk.

The Company respectfully advises the Staff that this disclosure will be included in the 2016 Financial Statements, which the Company will submit to the Commission, along with a revised Registration Statement, as soon as it becomes available, and prior to commencing its road show activities.

2.22 Impairment of Long-Lived Assets, page F-20

18.	Please tell us how you concluded that all of your assets in Brazil represent just one cash-generating unit for purposes of impairment testing.

The Company acknowledges the Staff’s comment. In identifying its cash-generating units (“CGUs”) in Brazil, the Company considered the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets (or groups of assets). In doing so, the Company concluded that the backbone of its cash inflows are the underlying intangible assets (like software, etc) that support the operations of the sites of the Company (Netshoes and Zattini), third-party sites it manages and offline sales channel.

Based on the Company’s current business and management model, all other operating assets in Brazil are dedicated to provide support to the operations of the Netshoes and Zattini sites (as well as the third-party sites the Company manages) and offline sales channel, and although its three leased distribution centers located in Brazil play a key role in the operation of the Company, they are not a distinct source of cash inflows for the Company. These distribution centers only serve to concentrate into strategic locations the receipt, temporary storage and redistribution of SKUs the Company offers to its customers through its sale channels.

Although the Company tracks revenues from Netshoes and Zattini sites separately (as well as from the third-party sites it manages and from its offline sales channel), the Company’s core underlying operating assets that support the operations of such sites (including underlying intangible assets) and the Company’s offline sales channel, are operated together and serve to provide support to the Company’s operations in Brazil as a whole (rather than individually providing dedicated support to each sales channel), serving the operations of the Company from such sites and its offline sales channel. Therefore, these assets cannot be separated between these revenue streams unless if on an arbitrary basis.

In conclusion, taking into consideration both revenues and assets potential segregation analysis, the Company respectfully advises the Staff that it believes that it is appropriate to conclude that all of the assets of its operations in Brazil represent one single CGU for purposes of impairment testing.

3. Segment Information, page F-25

19.	We note you have aggregated all sports related sales into one category for purposes of your product group disclosures. Please tell us your consideration of providing disaggregated disclosure of net sales attributable to sports equipment, shoes, and sports apparel.

The Company acknowledges the Staff’s comment. In accordance with the aggregation criteria under IFRS8, the Company has aggregated all sports related sales (which includes sports equipment, shoes and sports apparel) into only one category for purposes of product group disclosures as this group of products have substantially similar acquisition processes, distribution methods, classes of customers, degrees of risk and opportunities for growth. With respect to its economic characteristics, the Company understands that trends in sales growth are expected to be relatively comparable between all sports products considering the similarity between the classes of customers.

The Company respectfully advises the Staff that it evaluates on a regular basis whether any given product or service category gains relevance to its business to a point where segregated disclosure would be appropriate and the Company confirms to the Staff that will adjust its disclosure accordingly if any such product or service, when individually considered, achieves any such prominence for the Company.

19. Shareholders’ Equity

(a) Common Shares, page F-49

20.	Referencing authoritative literature to support your accounting treatment, please tell us how you account for the Repurchase Option granted to IFC investor, including the impact of the Repurchase Option, if any, on classification of the equity interest held by IFC investor, as well as the impact on your accounting and classification in the event the Repurchase Option becomes exercisable. Tell us your consideration of providing disclosure in this regard as well.

The Company acknowledges the Staff’s comment. Following accounting guidance outlined in IAS 32, given the substance of the contractual arrangements between the Company and IFC as further detailed below, the Company determined that the common shares granted by the Company to the IFC qualify for equity accounting treatment rather than being treated as a financial liability.

Under IAS 32.25, a financial instrument that “require the entity to deliver cash or another financial asset, or otherwise to settle it in such a way that it would be a financial liability, in the event of the occurrence or non-occurrence of uncertain future events (or on the outcome of uncertain circumstances) that are beyond the control of both the issuer and the holder of the instrument” shall be treated as a financial liability.

However, under the terms of the IFC Policy Agreement (confidentially submitted to the SEC as Exhibit 4.02 of the Registration Statement), all events that would trigger IFC’s right to exercise its option against the Company (the “Repurchase Option”), and consequently require the Company to repurchase common shares from IFC and deliver cash to settle the transaction, are not beyond the Company’s control but are rather within its control.

Under the terms of Section 4.01 of the IFC Policy Agreement, the failure by the Company to comply with certain affirmative and negative covenants set forth in the IFC Policy Agreement including, among others, reporting covenants as to (1) certain financial and corporate matters and (2) compliance with social and environmental guidelines set forth in the IFC Policy Agreement (“each, a Repurchase Trigger Event”) are events that would trigger IFC’s Repurchse Option. The Company respectfully advises the Staff that all Repurchase Trigger Events are under the Company’s control, and to date, the Company has been in compliance with all relevant covenants.

Given that under the terms of contractual arrangements between the Company and IFC the Company retains control over the occurrence or non-occurrence of all uncertain future events that would trigger the Repurchase Option and consequently require the delivery of cash to settle this transaction, the Company concluded the common shares issued to the IFC meet the criteria for equity classification under IAS 32.25, and disclosures of the transaction has been properly stated. However, after further consideration of the Staff’s comment, the Company is providing below revised language for note 19 to be included in the 2016 Financial Statements which the Company will submit to the Commission, along with a revised Registration Statement, as soon as it becomes available, and prior to commencing its road show activities.

“Shareholders’ Equity

(a) Common Shares

On May 5, 2014 and March 16, 2015, the general meeting of shareholders of the Company approved the issuance of 1,280,184 and 333,678 fully paid common shares at the value per share of R$ 300.59 and R$ 437.26 (US$ 134.86), respectively. At December 31, 2014 and 2015, the Company had 6,811,514 and 7,147,994 of common shares with a par value of US$ 0.01 issued and outstanding, respectively. All common shares rank equally with regard to the Company’s residual assets. Holders of these shares are entitled to dividends and to one vote per share at general meetings of the Company. The Company has not declared a dividend for the years ended December 31, 2014 and 2015.

In connection with the issuance on March 16, 2015, the Company entered into a policy agreement with the IFC investor on March 20, 2016, which governs certain additional rights granted to IFC in its capacity as our shareholder, including with respect to the right to inspect and to receive information from the Company, and certain other specific covenants imposed on us. In this agreement, the Company has agreed to comply with certain affirmative and negative covenants including, among others, reporting covenants as to (i) certain financial and corporate matters and (ii) its compliance with social and environmental guidelines set forth in the IFC Policy Agreement.

Additionally, the Company has granted to IFC investor an option, or the Repurchase Option, whereby the Company is obligated to repurchase 100% of the equity interest in the Company otherwise held by the investor from time to time if the Company fails to comply with certain conditions set forth therein. The Repurchase Option may be exercised, through delivery of a notice, within 120 days of the investor becoming aware of the occurrence of (1) our failure to comply with certain covenants listed above after the lapse of a 60-day cure period or (2) breach of certain representations (such as those related to environmental and safety laws, sanctionable practices, among others). As all events leading to the exercise of the repurchase option are within the Company’s control, the common shares of the Company granted to IFC qualify for equity accounting treatment.

The Company was in compliance as of December 31, 2015, with all covenants described above.

(…)”

With respect to disclosure, the Company respectfully advises the Staff that upon completion of the offering of the Shares, IFC’s Repurchase Option will expire. Accordingly, the Company does not believe that further incremental disclosure with respect to the Repurchase Option is material to investors in the offering.

Unaudited Condensed Consolidated Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements, page F-62

21.	Please tell us your consideration of disclosing your revenue recognition policies related to the marketplace platform launched in February 2016. Please also tell us the amount of such revenues for the six months ended June 30, 2016.

The Company acknowledges the Staff’s comment. The Company reported net sales arising from commission fees derived from the operations of its marketplace platform of R$815 thousand (US$254 thousand) for the six months ended June 30, 2016.

The Company is providing below its amended revenue recognition policy for sales effected through its marketplace platform to clarify that the Company generates revenue from the marketplace platform on a net basis whenever third-party B2C vendors sell their products through the Company’s marketplace platform. This disclosure will be included in the 2016 Financial Statements which the Company will submit to the Commission, along with a revised Registration Statement, as soon as it becomes available, and prior to commencing its road show activities.

“Revenue Recognition

Net sales primarily consists of revenue from product sales and other revenues.

Revenue from Product Sales

Revenue from product sales arises from (i) online purchases on the Company’s sites (i.e. Netshoes and Zattini) and third-party sites that the Company manages and (ii) offline purchases with the Company. Revenue from product sales is recognized when persuasive evidence exists that the significant risks and rewards of product ownership have been transferred to the customer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

Revenue from product sales is measured at fair value of the consideration received or receivable, net of promotional discounts, returns and value added tax and sales taxes. The Company recognizes revenue from product sales on a gross basis since the Company acts as principal, and as such, it has primary responsibility for fulfilling orders, it bears inventory risk, and it has discretion in establishing prices and bears the customer’s credit risk.

Other Revenues

Other revenues mainly consist of the followings:

•	Freight-related services: Revenue from the freight-related services is recognized once the service is rendered.

•	Marketplace platform: The Company generates revenue from the marketplace platform in the form of a commission, when third-party vendors sell products on this platform. The Company recognizes revenue from the marketplace platform on a net basis because the Company acts as an agent, and as such, does not have primary responsibility for fulfilling orders, bear inventory risk or have discretion in establishing prices. The Company’s marketplace platform was launched in February 2016.

•	NCard: The Company generates commission revenue from the customers’ activation of NCards. The revenue is recognized when the NCards are activated by the customers. The NCard initiative was launched in April 2016.”

Exhibit Index, page II-5

22.	Please confirm that you will file the required opinion regarding tax matters. Alternatively, please tell us why you think a tax opinion is not required for this transaction. For guidance, refer to Item 601 of Regulation S-K, and Section III.A.2. of Staff Legal Bulletin 19.

The Company respectfully advises the Staff that it has reviewed Item 8(a) of Form F-1, Item 601(b)(8) of Regulation S-K as well as Section III.A.2 of Staff Legal Bulletin No. 19 (the “SLB”). Item 601 of Regulation S-K and Item 601(b)(8) of Regulation S-K and the SLB require a tax opinion exhibit to be filed with a registration statement on Form F-1 “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” The SLB presents examples of transactions involving material tax consequences such as those “offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.”

Having reviewed the current disclosure, the Company believes there is nothing in the application of U.S. or Cayman Islands taxation to shareholders, or the disclosure related thereto, that is either unusual or complex. Specifically, in relation to the Cayman Islands taxation, the disclosure on page 133 of Amendment No. 1 makes it clear that “Cayman Islands laws currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to [the Company] or to any holder of [its] common shares.” Furthermore, the disclosure also states that payment of dividends by the Company will not be subject to taxation in the Cayman Islands. Finally, in relation to U.S. taxation, the tax consequences to holders are standard; there are no consequences, whether relating to dividends, sales or reporting, that differ from other non-U.S. equity offerings.

Based on the foregoing and the absence of any unusual or complex consequences under U.S. or Cayman Islands laws, the Company has concluded that a tax opinion is not required.

*****

We very much appreciate the Staff’s willingness to review the Registration Statement on a confidential basis. If you have any questions regarding this letter or Amendment No. 1, please do not hesitate to contact me at +1(212) 455-2295 (work) or gcalheiros@stblaw.com (email); or S. Todd Crider at +1(212) 455-2664 (work) or tcrider@stblaw.com (email).

Questions pertaining to accounting may also be directed to Guilherme R. Nunes at +55(11)3940-3104 (work) or grnunes@kpmg.com.br (email) of KPMG Auditores Independentes, the independent registered public accounting firm of the Company.

Very truly yours,

/s/    Grenfel S. Calheiros

Grenfel S. Calheiros

Enclosures

cc: Marcio Kumruian, Chief Executive Officer

      Leonardo Tavares Dib, Chief Financial Officer

            Netshoes (Cayman) Limited

      S. Todd Crider

            Simpson Thacher & Bartlett LLP

      Nicolas Grabar

      Francesca Odell

            Cleary Gottlieb Steen & Hamilton

      Guilherme R. Nunes

            KPMG Auditores Independentes

Annex A to the Letter to the SEC dated February 7, 2017